Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-207828) pertaining to the AIR 401(k) Retirement Plan (formerly known as Aimco 401(k) Retirement Plan) of Apartment Investment and Management Company of our reports (a) dated February 24, 2020, with respect to the consolidated financial statements and financial statement schedule of Apartment Investment and Management Company, and the effectiveness of internal control over financial reporting of Apartment Investment and Management Company included in its Annual Report (Form 10-K), and (b) dated June 3, 2020, with respect to the financial statements and schedule of the Aimco 401(k) Retirement Plan included in the Plan’s Annual Report (Form 11-K), both for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado

December 15, 2020